ALIANZA MINERALS LTD.

410 - 325 Howe Street
Vancouver, B.C.  V6C 1Z7

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of Alianza Minerals Ltd. (the “Company”) will be held at 410 – 325 Howe Street, Vancouver, British Columbia on Monday, March 9, 2020 at 10:00 a.m. (local time in Vancouver, British Columbia).  At the Meeting, the shareholders will receive the financial statements for the year ended September 30, 2019, together with the auditor’s report thereon, and consider resolutions to:

1.

set the number of directors at five;

2.

elect directors for the ensuing year;

3.

appoint DeVisser Gray LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;

4.

confirm the Company’s stock option plan, as required annually by the policies of the TSX Venture Exchange; and

5.

transact such other business as may properly be put before the Meeting.

All shareholders are entitled to attend and vote at the Meeting in person or by proxy.  The Board of Directors requests all shareholders who will not be attending the Meeting in person to read, date and sign the accompanying proxy and deliver it to Computershare Investor Services Inc. (“Computershare”).  If a shareholder does not deliver a proxy to Computershare, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, by 10:00 a.m. (local time in Vancouver, British Columbia) on Thursday, March 5, 2020 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the meeting at which the proxy is to be used), then the shareholder will not be entitled to vote at the Meeting by proxy.  Only shareholders of record at the close of business on Monday, February 3, 2020 will be entitled to vote at the Meeting.

An information circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 3rd day of February, 2020.

ON BEHALF OF THE BOARD

“Jason Weber”

Jason Weber

President and Chief Executive Officer